1700 K Street, NW, Fifth Floor
Washington, D.C. 20006-3817

PHONE 202.973.8800
FAX 202.973.8899

www.wsgr.com
July 23, 2009
VIA EDGAR AND COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561
Attn:   Maryse Mills-Apenteng

Re:	comScore, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Form 10-Q for Quarterly Period Ended March 31, 2009
Filed May 11, 2009
File No. 001-33520
Ladies and Gentlemen:
     On behalf of comScore, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 10, 2009 (the “July Staff Letter”), relating to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 10-K”) and the Company’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2009 (the “Q1 2009 10-Q”) filed with the Commission on March 16, 2009 and May 11, 2009, respectively (File No. 001-33520). The July Staff Letter was sent in response to our letter to the Staff dated June 19, 2009 (the “June Response Letter”), pursuant to which the Company responded to the Staff’s prior comment letter dated May 29, 2009.
     In this letter, we have recited the comments from the July Staff Letter in bold and italicized type and have followed each comment with the Company’s response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
AUSTIN     NEW YORK     PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, D.C.

U.S. Securities and Exchange Commission
July 23, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45
Results of Operations, page 53
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 and Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 53
1.	We note that your response to prior comment three indicating the components of your specifically-tailored packages are not individually priced and that it would be unreasonably difficult for you to attempt to quantify growth in revenue due to changes in volume versus changes in price. You further state that the majority of your customers purchase specifically-tailored packages. We note, however, your disclosure under “Our Revenues” on page 46 that 83% of your total revenues were derived from fees charged for subscription-based products. Please explain, given your response, how you were able to determine that the revenue growth you experienced during fiscal year 2008 and the quarterly period ended March 31, 2009 was due in part to price increases for your products and services as indicated on page 46. In this regard, please note that Item 303(a)(3)(iii) of Regulation S-K requires that material changes in revenue be accompanied by a narrative discussion of the extent to which such increases are attributable to change in price or increase in volume.
RESPONSE TO COMMENT 1:
     The Company recognizes the importance of, and is committed to, providing appropriate disclosure regarding its results of operations, including a narrative discussion of management’s view of the factors underlying material changes in revenue. In light of the Staff’s comments, the Company supplementally advises the Staff that, to the extent a material change in revenue is attributable to a change in prices and is readily quantifiable or capable of being described in narrative form, the Company will include such information in its future filings pursuant to Item 303(a)(3)(iii) of Regulation S-K.
     However, the Company respectfully informs the Staff that it is unable to readily quantify or describe in any meaningful narrative form the extent, if any, to which the period-to-period changes in revenue described on pages 53 and 54 of the 2008 10-K and page 27 of the Q1 2009 10-Q are attributable to price increases. As noted in the June Response Letter, a majority of the Company’s customers purchase specifically-tailored subscription packages. The product components in such packages are not individually priced consistently across different contracts, since most contracts are custom configured and priced as an aggregate package of subscription

U.S. Securities and Exchange Commission
July 23, 2009

products and services. As disclosed in the Company’s revenue recognition policies described on page 48 of the 2008 10-K and page 23 of the Q1 2009 10-Q, the Company has determined that there is not objective and reliable evidence of fair value for any of its services and, therefore, all elements in multiple elements arrangements are accounted for as a single unit of accounting in accordance with Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Since each of the Company’s customer contracts consists of different elements, the Company is unable to provide a meaningful comparison of price levels among the individual contracts of its various customers within the same fiscal year.
     In addition, it is not meaningful to compare price increases on a year-over-year basis across the same customers in most cases. The Company’s customers frequently reconfigure the products included in their packages when their subscription comes up for renewal, which typically occurs annually. As such, it is not meaningful to compare product prices among contracts with the same customer on a year-over-year basis since the composition of the elements within the contract often change.
     Given the nature of the Company’s contracts as described herein, the Company believes that further narrative disclosure regarding price increases is not generally useful to an investor’s understanding of the Company’s operations. The Company does, however, note that customer count is currently a meaningful and material factor underlying its changes in net revenues on a year-to-year basis. Accordingly, the Company has described changes in its customer base that have contributed to changes in revenue on pages 53 and 54 of the 2008 10-K and on page 27 of the Q1 2009 10-Q. Given this disclosure, the Company respectfully submits that it has appropriately addressed the requirements of Item 303(a)(3)(iii) of Regulation S-K.
     As an additional point, the Company notes that the disclosure cited by the Staff on page 46 of the 2008 10-K describes generally several factors contributing to the Company’s growth in revenues since 2005 as part of the “Overview” section of the Company’s Management Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”). The Company supplementally advises the Staff that although it believes the disclosure provided as a general overview in the MD&A is appropriate for the 2008 10-K and the Q1 2009 10-Q, the Company will continue to review and update the overview section in its future public filings.
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U.S. Securities and Exchange Commission
July 23, 2009

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     Please direct your questions or comments regarding this letter to the undersigned at (202) 973-8800 or Robert G. Day at (650) 493-9300. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Mark R. Fitzgerald
Mark R. Fitzgerald

cc:	Magid M. Abraham, Ph.D., comScore, Inc.
Kenneth J. Tarpey, comScore, Inc.
Christiana L. Lin, comScore, Inc.
Robert G. Day